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EXHIBIT 12.1

Cincinnati Bell Inc.
Computation of Ratio of Earnings to
Fixed Charges
(Dollars in millions)

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$138.7	$108.4	$(347.1)	$(173.1)	$(2,089.4)	$13.6	$102.7

Fixed charges:
Interest expense	24.2	65.5	188.3	191.7	173.3	40.8	45.6
Appropriate portion of rentals	3.9	7.7	10.7	13.9	13.5	3.3	3.4
Preferred stock dividends of majority subsidiaries	—	2.5	32.5	35.5	48.0	9.2	11.0

Total Fixed Charges	28.1	75.7	231.5	241.1	234.8	53.3	60.0

Ratio of earnings to fixed charges	4.9	1.4	—	—	—	0.3	1.7
Coverage Deficiency	n/a	n/a	$578.6	$414.2	$2,324.2	$39.7	n/a

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Cincinnati Bell Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in millions)